Suite 501, 543 Granville Street, Vancouver, BC V6C 1X8, Canada

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and a Special General Meeting (the “Meeting”) of the shareholders of Esperanza Resources Corp. (the “Corporation”) will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on June 8, 2011 at 10:00 a.m. (local time), for the following purposes:

1.

To receive and consider the Report of the Directors to the Shareholders.

2.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2010 together with the auditor’s report thereon.

3.

To set the number of directors for the ensuing year at four.

4.

To elect directors for the ensuing year.

5.

To appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor.

6.

To ratify and approve the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

To authorize and approve the sale to Silver Standard Resources Inc. of all of Esperanza’s interest in the San Luis property in Peru and to authorize the directors to make such changes to the terms of the sale as may be required by the securities regulatory authorities without further shareholder approval.

8.

To transact such other business as may properly come before the meeting.

The Board of Directors has fixed May 4, 2011 as a Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 6th day of May, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:  “Kim C. Casswell”

Kim C. Casswell

Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.